CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2009

The unaudited interim financial statements have not been reviewed by the Company’s auditor.

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)

ASSETS
Current
Cash and cash equivalents	$ 520,941	$ 406,775
Accounts receivable	785,766	840,695
Prepaids and deposits	570,342	428,321
Unrealized financial instrument gain	-	107,768
	1,877,049	1,783,559
Equipment, net (Note 3)	102,473	116,584
Investment in Titan (Note 4)	-	2,721,875
Uranium properties (Note 5 (a))	681,991	696,991
Oil and gas properties, net (Note 5 (b))	49,549,325	56,986,727

	$ 52,210,838	$ 62,305,736

LIABILITIES
Current
Bank line of credit (Note 6)	$ 1,650,000	$ 5,550,000
Accounts payable and accrued liabilities	2,557,241	3,741,770
Deposits for asset sales	162,000	-
Loan from related party (Note 7 (a))	900,000	600,000
Loan from working interest partner (Note 7 (b))	-	4,604,040
	5,269,241	14,495,810
Loan from related party (Note 7 (a))	450,000	1,950,000
Loan from working interest partner (Note 7 (b))	2,070,140	-
Asset retirement obligations (Note 8)	353,553	363,109
Future income tax liabilities	54,926	1,133,140
	8,197,860	17,942,059

SHAREHOLDERS' EQUITY
Share capital (Note 9)	67,623,500	64,939,177
Contributed surplus (Note 11)	6,198,236	5,895,560
Deficit	(29,808,758)	(26,578,828)
Accumulated other comprehensive income	-	107,768
	44,012,978	44,363,677

	$ 52,210,838	$ 62,305,736

Contingency (Note 15)

Subsequent Events (Note 17)

  Approved on behalf of the Board

“Robert Hodgkinson”	“Craig Sturrock”
Robert Hodgkinson – Director	Craig Sturrock – Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
REVENUES
Oil and natural gas revenue	$ 1,682,195	$ 2,234,560	$ 4,113,334	$ 2,234,560
Realized financial instrument gain (Note 16(f))	-	-	289,561	-
	1,682,195	2,234,560	4,402,895	2,234,560
EXPENSES
Amortization, depletion and accretion	1,264,473	196,894	3,974,721	204,158
Operating and transportation	875,449	507,967	1,892,280	507,967
Royalties	(22,519)	478,149	503,837	478,149
General and administrative	972,294	1,108,899	1,910,672	2,356,859
Interest expense and finance fee	184,829	87,572	384,837	137,519
Stock based compensation (Note 10)	106,792	938,159	316,751	1,710,887
	3,381,318	3,317,640	8,983,098	5,395,539
LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(1,699,123)	(1,083,080)	(4,580,203)	(3,160,979)
Interest and other income	105,329	104,538	363,442	263,312
Gain (loss) on disposition of investment	36,608	5,401	(274,188)	(8,846)
Equity loss from Titan (Note 4)	-	(160,837)	(142,196)	(478,897)
Foreign exchange gain (loss)	477,211	(9,701)	325,001	63,516
LOSS BEFORE INCOME TAXES	(1,079,975)	(1,143,679)	(4,308,144)	(3,321,894)

FUTURE INCOME TAXES RECOVERY	299,103	-	1,078,214	620,984
NET LOSS FOR THE PERIOD	(780,872)	(1,143,679)	(3,229,930)	(2,700,910)
(DEFICIT), BEGINNING OF THE PERIOD	(29,027,886)	(7,245,306)	(26,578,828)	(5,688,075)

(DEFICIT), END OF THE PERIOD	$ (29,808,758)	$ (8,388,985)	$ (29,808,758)	$ (8,388,985)

NET LOSS PER SHARE - BASIC AND DILUTED	$ (0.01)	$ (0.02)	$ (0.04)	$ (0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC AND DILUTED	74,343,228	71,192,796	74,034,042	70,825,257

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

	Six Months Ended June 30, 2009 (Unaudited)	Year Ended December 31, 2008 (Audited)

NET LOSS FOR THE PERIOD	$ (3,229,930)	$ (20,890,753)
Unrealized financial instrument gain	-	107,768

COMPREHENSIVE LOSS FOR THE PERIOD	$ (3,229,930)	$ (20,782,985)

ACCUMULATED OTHER COMPREHENSIVE (LOSS), BEGINNING OF THE PERIOD	$ 107,768	$ (5,400)
Unrealized gains arising during the period	-	107,768
Realized (gains) losses during the period	(107,768)	5,400

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF THE PERIOD	$ -	$ 107,768

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

	Three months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the period	$ (780,872)	$ (1,143,679)	$ (3,229,930)	$ (2,700,910)
Adjustment for items not affecting cash:
Amortization, depletion and accretion	1,264,473	196,894	3,974,721	204,158
Equity loss from Titan	-	160,837	142,196	478,897
Non-cash stock-based compensation	106,792	938,159	316,751	1,710,887
Capitalized interests on convertible debentures	-	52,366	-	143,758
Unrealized foreign exchange gain	(497,574)	-	(333,900)	-
Future income taxes recovery	(299,103)	-	(1,078,214)	(620,984)
(Gain) loss on disposal of investment	(36,608)	(5,401)	274,188	8,846
Changes in non-cash working capital balances (Note 12)	(905,405)	(73,658)	(1,109,621)	(55,932)
	(1,148,297)	125,518	(1,043,809)	(831,280)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of equipment	(334)	(38,556)	(4,934)	(59,810)
Proceed from sales of marketable securities	-	-	-	27,403
Disposal of investment in Titan (Note 4)	117,858	528,901	2,305,491	528,901
Proceeds from sales of oil and gas properties	4,282,497	-	4,282,497	-
Resource properties expenditures	(300,836)	(9,652,497)	(795,327)	(15,541,985)
	4,099,185	(9,162,152)	5,787,727	(15,045,491)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Bank line of credit	(4,050,000)	-	(3,900,000)	-
(Repayment) advance of loans from related party and working interest partner	(59,358)	5,528,800	(750,000)	5,528,800
Shares issued for cash	-	1,911,217	20,248	2,240,822
	(4,109,358)	7,440,017	(4,629,752)	7,769,622

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,158,470)	(1,596,617)	114,166	(8,107,149)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	1,679,411	7,001,123	406,775	13,511,655

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 520,941	$ 5,404,506	$ 520,941	$ 5,404,506

Supplemental Cash Flow Information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dejour Enterprises Ltd. (the “Company”) is a public company trading on the New York Stock Exchange Alternext (“NYSE-Alt”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ”.  The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America.

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by the Canadian GAAP in the preparation of annual financial statements.  The accounting policies used in the interim financial statements are the same as those described in the audited December 31, 2008 consolidated financial statements and the notes thereto. The interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008.  All dollar amounts are stated in Canadian dollars, the Company’s reporting currency, unless otherwise indicated.  Certain of the comparative figures have been reclassified to conform to the current year’s presentation, if necessary.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, and Dejour Energy (Alberta) Ltd. (“DEAL”) and Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements for the six months ended June 30, 2009 have been prepared on a going concern basis, which presumes the Company will continue in operation for the foreseeable future and will realize its assets and discharge its liabilities in the normal course of operation.  During the three months ended June 30, 2009, the Company has incurred a net loss of $780,872 (2008 – $1,143,679).  During the six months ended June 30, 2009, the Company has incurred a net loss of $3,229,930 (2008 – $2,700,910).  The Company’s continued existence is dependent upon management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.  During the three months ended June 30, 2009, the Company had successfully realized $4,282,497 in cash proceeds from asset sales and reduced debt significantly.  Subsequent to June 30, 2009, the Company realized an additional $1,260,000 from further disposal of assets.

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

(a)

Recently Adopted Accounting Policies

(i)

Effective January 1, 2009, the Company adopted the new recommendations of the CICA under CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

(ii)

Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee EIC-173, Credit Risk and the Fair value of Financial Assets and Liabilities, which requires that an entity should take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities.  This guidance is adopted retrospectively, with restatement.   No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities.

(iii)

Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee EIC-174, Mining Exploration Costs, which provides guidance on the accounting and the impairment review of exploration costs.  The adoption of this EIC did not have an effect on the Company’s financial statements.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS (continued)

(b)

Future Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

(i)

The CICA issued the following new Sections: 1582 Business Combinations, 1601 Consolidations, and 1602 Non-Controlling Interest.  These standards are effective January 1, 2011.  The impact of the adoption of these standards on the Company’s financial statements has not yet been determined.

(ii)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011.  The impact of the transition to IFRS on the Company’s financial statements has not yet been determined.

NOTE 3 – EQUIPMENT

Equipment is recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment

20%

Computer equipment

45%

Software

100%

	June 30, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$ 134,373	$ 63,577	$ 70,796	$ 134,373	$ 55,711	$ 78,662
Computer equipment	85,020	59,019	26,001	83,837	51,642	32,195
Software	19,320	13,644	5,676	15,570	9,843	5,727
	$ 238,713	$ 136,240	$ 102,473	$ 233,780	$ 117,196	$ 116,584

NOTE 4 – INVESTMENT IN TITAN URANIUM INC.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

(a)

Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing a 36.47% of Titan’s issued and outstanding shares at closing).  The Company was restricted from transferring beneficial ownership of Titan shares until the first anniversary of the date of closing, at which time up to 20% of the original number may be traded in any twelve month period, and any trades in excess of this annual limit would be subject to prior approval of the Board of Directors of Titan;

(b)

Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the TSX-V at a price of $4.00 or more for 20 consecutive trading days. These warrants expired unexercised on December 15, 2008;

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 4 – INVESTMENT IN TITAN URANIUM INC. (continued)

(a)

The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

Until the majority of the Company’s investment in Titan was disposed of during the six months ended June 30, 2009, the investment in Titan had been accounted for using the equity method of accounting.  The Company’s share of loss in Titan for the six months ended June 30, 2009 was $142,196 (2008 – $478,897).   During the six months ended June 30, 2009, the Company received proceeds of $2,305,491 from the sale of 16,750,000 Titan shares, resulting in a loss of $274,188.  As at June 30, 2009, the Company had sold all of its investment in Titan.

NOTE 5 – RESOURCE PROPERTIES

(a)

Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. In December 2006, the Company sold a 90% interest in these properties to Titan as disclosed in Note 4 and realized a gain on disposition of $30,177,082. The carrying value of the remaining 10% carried interest and 1% net smelter return was $681,991 as at June 30, 2009 and $696,991 as at December 31, 2008.

(b)

Oil and Gas Properties

United States (US) Oil and Gas Projects

Colorado / Utah Oil & Gas Projects

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation. The cost to the Company was $25,182,532.

In June 2008, the Company entered into a Purchase and Sale Agreement with Retamco, resulting in the acquisition of an additional 64,000 net acres.  The additional acreage was acquired in exchange for the Company's 25% working interest in approximately 3,500 acres and two wells at North Barcus Creek, and a cash payment of $4,078,800 (US$4,000,000). The North Barcus Creek wells were drilled on joint acreage by Retamco at the end of 2007 and were awaiting production tie-in. As part of the transaction, Brownstone Ventures Inc. (“Brownstone”), a working interest partner in the Colorado/Utah Projects, provided the Company with a $4,078,800 (US $4,000,000) secured loan, due on July 1, 2009, which was used to purchase the additional acreage interests (refer to Note 7(b)).

As at June 30, 2009, the Company had working interests ranging from 25% to 72% and net revenue interests ranging from 78% to 87.5%, in approximately 272,777 net acres of lands in US.

Canadian Oil and Gas Projects

In May 2009, the Company sold to an unrelated third party, 100% of the Company’s working interest in the Carson Creek area, for a sale price of $2,100,000, effective May 1, 2009.  In addition, in June 2009, the Company sold to two other unrelated third parties, a total of 13% of the Company’s working interest (10% and 3% respectively) in the Drake/Woodrush area, for a total sale price of $2,340,000 ($1,800,000 and $540,000 respectively), effective June 1, 2009.

As at June 30, 2009, the Company owned an average 50% working interest in approximately 39,435 gross acres of lands in Canada.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 5 – RESOURCE PROPERTIES (continued)

A continuity summary of capitalized acquisition costs and exploration expenditures in the Company’s oil and gas properties for the six months ended June 30, 2009 and for the year ended December 31, 2008 is as follows:

	Balance Dec. 31, 2007	Acquisition Costs	Exploration & Development	Write-down	Capitalized Interests, Depletion & Other	Balance Dec. 31, 2008	Acquisition Costs (Dispositions), Net	Exploration & Development	Capitalized Interests, Depletion & Other	Balance, June 30, 2009

US Oil and Gas Properties:
Colorado/Utah Projects	$27,408,361	$3,807,764	$ 139,541	$(2,029,942)	$ -	$29,325,724	$ 199,315	$ 170,251	$ -	$29,695,290
Others	37,406	130,268	-	-	-	167,674	-	-	-	167,674
	27,445,767	4,077,573	-	(2,029,942)	-	29,493,398	199,315	170,251	-	29,862,964

Canadian Oil and Gas Properties:
Carson Creek	535,504	265	1,252,109	-	-	1,787,878	(265)	(1,787,613)	-	-
Drake	2,387,180	4,046	6,698,214	-	-	9,089,440	(80,886)	(983,636)	-	8,024,918
Montney	-	907,732	-	-	69,317	977,050	(87,977)	12,377	-	901,450
Saddle Hills	534,970	269	451,898	-	-	987,137	808	36,172	-	1,024,117
Woodrush	74,267	6,323	9,845,351	-	-	9,925,941	(822)	(1,047,587)	-	(8,877,532
Others	3,736,811	14,269	4,206,269	-	-	7,957,349	(745,674)	877,367	-	8,089,042
Asset retirement obligations	-	-	-	-	404,311	404,311	(49,394)	-	-	354,917
Property depletion	-	-	-	-	(3,635,777)	(3,635,777)	-	-	(3,949,838)	(7,585,615)
	7,268,732	932,905	22,453,841	-	(3,162,149)	27,493,329	(964,210)	(2,892,920)	(3,949,838)	19,686,361

	$34,714,499	$ 5,010,478	$ 22,453,841	$(2,029,942)	$ (3,162,149)	$ 56,986,727	$ (764,895)	$ (2,722,669)	$ (3,949,838)	$49,549,325

NOTE 6 – BANK LINE OF CREDIT

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000, subject to certain production targets.  This facility, secured by DEAL’s oil and gas assets in Canada, was at an interest rate of Canadian prime plus 1%.  As at June 30, 2009, $1,650,000 (December 31, 2008 – $5,550,000) had been drawn on the line of credit.  In accordance with the terms of the facility, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.  The adjusted working capital ratio is defined as the ratio of (i) current assets plus any undrawn availability under the facility, to (ii) current liabilities less any amount drawn under the facility.  This working capital ratio requirement only applies to DEAL, not to the parent company.

In April 2009, the terms of the Company‘s bank line of credit were restructured.  Effective April 1, 2009, the facility was reduced from $7,000,000 to $6,100,000, and the interest rate was increased from Canadian prime rate plus 1% to Canadian prime rate plus 3%.  Pursuant to the restructuring of the loan facility, the adjusted working capital ratio requirement was also waived by the Canadian Bank for the three-month periods ending December 31, 2008 and March 31, 2009.  In addition, the Company made certain repayments on account of the credit facility using the net proceeds from the sale of properties.  Refer to Note 5(b).

Subsequent to June 30, 2009, DEAL secured an agreement with the Canadian bank to extend the facility to October 31, 2009, and the adjusted working capital ratio requirement was waived for the three-month period ending June 30, 2009.  Refer to Note 17(a).

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 7 – LOANS FROM RELATED PARTY AND WORKING INTEREST PARTNER

(a)

Loan from related party

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. The promissory note was secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bore interest at the Royal Bank of Canada Prime Rate per annum, and had a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee were payable on demand after August 15, 2008, upon 10 days written notice by the lender.  Upon securing the bank line of credit (refer to Note 6), the private company controlled by the CEO of the Company signed a subordination and postponement agreement which restricted the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants.  $1,950,000 were advanced on the promissory note during the year ended December 31, 2008.  Repayments of $90,642 and $59,358 were made on March 5, 2009 and on April 3, 2009 respectively, and as at June 22, 2009, $1,800,000 remained outstanding.  On June 22, 2009, in an effort to reduce the Company’s debt, the Company entered into an agreement with the private company controlled by the CEO of the Company in regard to the Company’s outstanding debt of $1,800,000 to the private company.  Pursuant to the agreement, $450,000 of the debt were converted into a 12% note due on January 1, 2010.  The due date is extendable until July 1, 2010 by a 6% bonus payable in shares.  $450,000 of the debt were converted into 1,363,636 common shares at a deemed price of $0.33 per share and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The remaining $900,000 will be converted into minority property interests in certain of the Company’s Canadian oil and gas leases.

On August 11, 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company.  The loan was secured by all assets of the Company, repayable on demand, bore interest at the Canadian prime rate per annum, and had a loan fee of 1% of the outstanding amount per month.  On March 19, 2009, a repayment of $600,000 was made and as at June 30, 2009, no balance remained outstanding.

On September 12, 2008, as consideration for the private company controlled by the CEO of the Company agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, the private company was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, the private company must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the lands in the emerging “Montney” natural gas resource play in northeastern British Columbia.  The private company is also required to pay its pro-rata share of the operating costs. On February 26, 2009, the private company controlled by the CEO of the Company exercised its option and elected to become a working interest partner with DEAL.  The option price was $90,642.

(b)

Loan from working interest partner

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone (refer to Note 5(b)). The US $4,000,000 promissory note was secured by a general security agreement issued by the Company in favour of Brownstone, and bore interest at 5% per annum. The principal and interest were repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009.  On July 1, 2008, a repayment of $222,948 (US$220,000) was made and as at June 22, 2009, $4,767,714 (US$3,780,000) remained outstanding.

On June 22, 2009, the Company negotiated an agreement with Brownstone, which allowed the Company to convert a portion of its debt to Brownstone to equity units and a new one-year term debt note. Under the agreement, US$2,000,000 of the debt were converted into 6,666,667 common shares at a deemed price of C$0.33 per share and 3,333,333 common share purchase warrants exercisable at a price of C$0.55 for a period of 5 years.  The remaining US$1,780,000 of the debt were converted into a Canadian dollar denominated 12% note due on July 1, 2010.  The Company also issued Brownstone 2,000,000 common share purchase warrants exercisable at C$0.50 for a period of 2 years, with an option to force the exercise of the warrants if the Company’s common shares trade at a price of C$0.80 or greater for 30 consecutive calendar days.

The transactions are considered to be in the normal course of operations and are measured at the exchange amounts which are the amounts established and agreed to by the related parties.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 8 – ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods.  The Company estimated the total undiscounted amount of the cash flows required to settle the retirement obligations related to its oil and gas properties in Canada as at June 30, 2009 to be $613,717.  These obligations are expected to be settled by year 2029.  A credit adjusted risk-free rate of 5% and an inflation rate of 2.5% was used to calculate the present value of the asset retirement obligations.

Balance at December 31, 2007	$ -
Liabilities incurred during the year	404,311
Accretion expense	16,412
Actual costs incurred	(57,614)

Balance at December 31, 2008	$ 363,109
Liabilities incurred during the year	34,000
Liabilities disposed	(49,394)
Accretion expense	5,838

Balance at June 30, 2009	$ 353,553

NOTE 9 – SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Common Shares	Value

Balance at December 31, 2007	70,128,329	$ 61,393,964

- For conversion of convertible debentures	884,242	1,214,497
- For cash on exercise of stock options	1,681,048	887,621
- For cash on exercise of warrants	958,263	1,447,464
- Contributed surplus reallocated on exercise of stock options	-	532,531
- Renounced flow through share expenditures	-	(536,900)

Balance at December 31, 2008	73,651,882	$ 64,939,177

- For cash on exercise of stock options	73,630	20,248
- For settlement of debt (Note 7)	8,030,303	2,650,000
- Contributed surplus reallocated on exercise of stock options	-	14,075

Balance at June 30, 2009	81,755,815	$ 67,623,500

During the year ended December 31, 2008:

In January 2008, the Company renounced $1,820,000 flow-through funds to investors, using the look-back rule. Of this $1,820,000, $263,222 of renounced Canadian Exploration Expenditures (“CEEs”) had been spent by December 31, 2007 and the remaining flow-through funds had been fully spent by February 29, 2008. As a result of the renunciation, future income tax recovery of $536,900 was recognized against share capital.

In February 2008, the Company filed a Part XII.6 tax return with the Canada Revenue Agency related to CEEs with an effective date of renunciation of December 31, 2006 and paid $236,348 of Part XII.6 tax.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 10 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

During the six months ended June 30, 2009, the Company granted 2,667,000 (2008 – 2,195,000) options to its officers, directors, consultants and advisors. In addition, 4,338,750 (2008 – 339,717) options were cancelled or expired with a weighted average exercise price at $1.72.

As at June 30, 2009, there were 5,453,000 options outstanding with a weighted exercise price of $0.46, of which 943,625 were vested. The vested options can be exercised for up to periods ending June 29, 2014 to purchase common shares of the Company at prices ranging from $0.275 to $0.55 per share.

The Company expenses the fair value of all stock options granted over their respective vesting periods for directors and employees and over the service life for consultants. The fair value of the options granted during the six months ended June 30, 2009 was determined to be $769,650 (2008 - $1,746,350). The Company determined the fair value of stock options granted using the Black-Scholes option pricing model using the following weighted average assumptions: Expected option life of 4.02 years (2008 – 3.33 years), risk-free interest rate of 1.55% (2008 – 3.25%) and expected volatility of 100.95% (2008 – 82.19%).

During the six months ended June 30, 2009, the Company recognized a total of $316,751 (2008 - $1,710,887) of stock based compensation relating to the vesting of options.

As at June 30, 2009, there were 4,509,375 unvested options included in the balance of the outstanding options. The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2007	5,627,481	$ 1.49	1.96 years
Options granted	4,945,000	0.88
Options exercised	(1,681,048)	0.53
Options cancelled and expired	(1,693,053)	1.83

Balance, December 31, 2008	7,198,380	$ 1.22	2.94 years
Options granted	2,667,000	0.46
Options exercised	(73,630)	0.28
Options cancelled and expired	(4,338,750)	1.72

Balance, June 30, 2009	5,453,000	$0.456	3.84 years

Details of stock options vested and exercisable as at June 30, 2009 are as follows:

Number of Options Outstanding and vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
36,000	$ 0.275	0.34
759,625	0.450	2.90
148,000	0.550	1.03

943,625	$ 0.459	2.51

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 10 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2007	2,372,531	$ 3.15	1.31 years
Warrants issued	884,242	1.53
Warrants exercised	(958,263)	1.53
Warrants expired	(194,381)	1.53

Balance, December 31, 2008	2,104,129	$ 3.35	0.40 years
Warrants issued	6,015,151	0.53
Warrants expired	(2,104,129)	3.35

Balance, June 30, 2009	6,015,151	$ 0.53	3.98 years

Details of warrants outstanding as at June 30, 2009 are as follows:

Number of Warrants Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (Years)
2,000,000	$ 0.50	1.98
4,015,151	$ 0.55	4.98

6,015,151	$ 0.53	3.98

NOTE 11 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance at December 31, 2007	$ 3,735,270
Stock compensation on vesting of options	2,719,957
Value of conversion feature on convertible debentures	(27,136)
Allocated to share capital on exercise of options	(532,531)

Balance at December 31, 2008	$ 5,895,560
Stock compensation on vesting of options	316,751
Allocated to share capital on exercise of options	(14,075)

Balance at June 30, 2009	$ 6,198,236

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 12 – SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Changes in non-cash working capital balances:
Accounts receivable	$533,786	$(835,811)	$54,929	$(835,811)
Prepaids and deposits	(104,875)	1,092,520	(142,021)	850,420
Accounts payable and accrued liabilities	(1,496,316)	(330,367)	(1,184,529)	(70,541)
Deposits received	162,000	-	162,000	-
	$(905,405)	$(73,658)	$(1,109,621)	$(55,932)
Other cash flow information:
Interest paid	$184,829	$58,764	$384,837	$66,883
Taxes paid	-	-	-	263,953

Components of cash and cash equivalents
Cash	$220,941	$5,404,506	$220,941	$5,404,506
Guaranteed investment certificates	300,000	-	300,000	-
	$520,941	$5,404,506	$520,941	$5,404,506

NOTE 13 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2009 and 2008, the Company entered into the following transactions with related parties:

(a)

The Company incurred a total of $175,835 (2008 – $373,838) in consulting fees to private companies controlled by officers of the Company.

(b)

The Company received total rental income of $15,000 (2008 – $13,200) from private companies controlled by officers of the Company.

(c)

DEAL incurred a total of $58,325 (2008 – $97,833) in consulting fees and a total of $69,013 (2008 – $45,076) in rent expenses to private companies controlled by the President of DEAL.

(d)

On February 26, 2009, the private company controlled by the CEO of the Company exercised its option and elected to become a working interest partner with DEAL.  The option price was $90,642.  Refer to Note 7(a).

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 14 – SEGMENTED DISCLOSURE

As at June 30, 2009 and December 31, 2008, the Company’s significant assets, losses and revenue by geographic location were as follows:

	June 30, 2009	December 31, 2008
Canada
Revenue	$ 4,402,895	$ 5,751,672
Interest and other income	242,867	124,208
Future income tax recovery	1,078,214	(596,240)
Segmented loss	(3,180,815)	(17,301,636)
Assets:
Current Assets	1,445,390	1,428,149
Equipment, net	70,763	80,701
Investment in Titan	-	2,721,875
Uranium properties	681,991	696,991
Oil and gas properties, net	19,686,361	27,493,329
	21,884,505	32,421,045

U.S.A.
Revenue	$ -	$ 13,883
Interest and other income	120,575	112,630
Segmented loss	(49,115)	(3,589,117)
Assets:
Current Assets	431,659	355,410
Equipment, net	31,710	35,883
Oil and gas properties, net	29,862,964	29,493,398
	30,326,333	29,884,691
Total assets	$ 52,210,838	$ 62,305,736

NOTE 15 – CONTINGENCY

The Company is involved in a termination claim and litigation from a former officer and director arising in the normal course of business.  While the outcome of this matter is uncertain and there can be no assurance that the matter will be resolved in the Company’s favour, the Company does not currently believe that the outcome of an adverse decision in the proceeding related to this matter or any amount which it may be required to pay by reason thereof having a material adverse impact on its financial position, results of operations or liquidity is unlikely.  The Company believes the claim is without merit and will vigorously defend its position.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 16 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY

The Company is engaged primarily in mineral and oil and gas exploration and production and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk.  This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Board has implemented and monitors compliance with risk management policies.  The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

(a)

Credit Risk

Credit risk relates to the Company’s receivables from joint venture partners and oil and natural gas marketers and the risk of financial loss if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations.  A substantial portion of the Company’s accounts receivable are with customers in the energy industry and are subject to normal industry credit risk.  The Company generally grants unsecured credit but routinely assesses the financial strength of its partners and marketers.

Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production.  The Company sells the majority of its production to one oil and natural gas marketer and therefore is subject to concentration risk.  To date the Company has not experienced any collection issues with its oil and natural gas marketer.  Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner.  The Company attempts to mitigate the risk from joint venture receivables by obtaining joint venturer approval of significant capital expenditures prior to expenditure.  However, the receivables are from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs and the risk of unsuccessful drilling.  In addition, further risk exists with joint venture partners as disagreements occasionally arise that increases the potential for non-collection.  The Company does not typically obtain collateral from joint venturers; however in certain circumstances, it may elect to cash call a joint venture partner in advance of the work, and it also has the ability to withhold production from joint venture partners in the event of non-payment.

As at June 30, 2009, the Company’s receivables consisted of $280,977 (December 31, 2008 – $282,786) from joint venture partners, $494,302 (December 31, 2008 – $424,207) of receivables from oil and natural gas marketers, and $10,487 (December 31, 2008 – $75,863) of other receivables.  The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure.  The Company does not have an allowance for doubtful accounts as at June 30, 2009.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 16 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

(b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.  Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.  To facilitate the capital expenditure program, the Company has a revolving reserve based credit facility (see Note 6).  The Company also attempts to match its payment cycle with collection of oil and natural gas revenues on the 25th of each month.

Accounts payable are considered due to suppliers in one year or less while the bank line of credit, which is subject to renewal after a 364-day revolving period, could be potentially due within the next year if the facility is not renewed for a further 364-day period.

(c)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.  The Company utilizes financial derivatives to manage certain market risks.  All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(d)

Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars.  Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified.  The Company had no forward exchange rate contracts in place as at or during the six months ended June 30, 2009.

(e)

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is exposed to interest rate fluctuations on its credit facility which bears a floating rate of interest.  The Company had no interest rate swaps or financial contracts in place at or during the six months ended June 30, 2009.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 16 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

(f)

Commodity Price Risk

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand.  The Company has attempted to mitigate commodity price risk through the use of financial derivative sales contracts.  As at December 31, 2008, the Company had outstanding a natural gas derivatives contract for 1,000 gigajoules (“GJ”) per day for the period from January 1, 2009 to December 31, 2009.  This contract consisted of a $6.27 CAD per GJ forward sale agreement.  During the year ended December 31, 2008, no gain was realized under this contract.  However, as at December 31, 2008, an unrealized gain of $107,768 relating to this contract was recorded in accumulated other comprehensive income.  During the six months ended June 30, 2009, a gain of $289,561 was realized under this contract.

(g)

Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future development.  The Company considers its capital structure to include shareholders’ equity of $44,012,978 (December 31, 2008 – $44,363,677), bank line of credit of $1,650,000 (December 31, 2008 – $5,550,000), loan from related party of $1,350,000 (December 31, 2008 – $2,550,000), loan from working interest partner of $2,070,140 (December 31, 2008 – $4,604,040), and working capital deficiency of $3,392,192 (December 31, 2008 – $12,712,251).  In order to maintain or adjust capital structure, the Company may from time to time issue shares and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s share capital is not subject to any external restrictions.  The revolving operating loan facility with a Canadian Bank (see Note 6) has no restrictions other than a requirement to maintain an adjusted working capital ratio of not less than 1.10:1 by DEAL.  However, subsequent to June 30, 2009, the terms of the Company‘s revolving operating loan facility with a Canadian Bank were amended, and the adjusted working capital ratio requirement was also waived by the Canadian Bank for the three-month period ending June 30, 2009.  Refer to Note 17(a).  As at June 30, 2009, the Company was in compliance with all flow-through share expenditure requirements.  The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future.  There have been no changes to the Company’s capital management strategy during the six months ended June 30, 2009.

NOTE 17 – SUBSEQUENT EVENTS

(a)

Bank Line of Credit

Subsequent to June 30, 2009, the terms of the Company‘s revolving operating loan facility with a Canadian Bank were amended to a loan facility expiring October 31, 2009.  Effective July 31, 2009, the facility was reduced from $6,100,000 to $1,780,000, and the interest rate was decreased from Canadian prime rate plus 3% to Canadian prime rate plus 2%.  The adjusted working capital ratio requirement was also waived by the Canadian Bank for the three-month period ending June 30, 2009.

(b)

Sale of Oil and Gas Properties

Subsequent to June 30, 2009, the Company realized an additional $1,260,000 from the disposal of oil and gas properties.

(c)

Hedging

Subsequent to June 30, 2009, the Company entered into an oil derivatives contract for 100 bbls per day for the period from September 1, 2009 to April 30, 2010.  This contract consisted of a $81.60 CAD per bbl forward sale agreement.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

Under US GAAP, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and accordingly acquisition costs are capitalized as mineral property costs.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.  Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has capitalized all mineral exploration costs for US GAAP purposes unless the costs relate to unproven mineral properties.  In addition, under Canadian GAAP, cash flows relating to unproven mineral property costs are reported as investing activities. For US GAAP, these costs are classified as operating activities.

(b)

Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceed the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproved properties.  If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future discounted cash flows from proved plus probable reserves using forecast prices and costs, and the cost of unproved properties.

Under US GAAP, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using prices and costs at the balance sheet date (normally referred to as “constant prices and costs”), plus the lower of cost and fair value of unproved properties.  The impairment test is performed quarterly.

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to proved reserves as estimated by independent petroleum engineers.  In determining the depletable base, the estimated future costs to be incurred in developing proved reserves is included and the estimated equipment salvage values and the lower of cost and market of unevaluated properties is excluded.  The application of the constant prices and costs in computing proved reserves under US GAAP resulted in a difference of depletion expense during the six months ended June 30, 2009 of $521,983 (2008 – $130,241).

(c)

Stock-based compensation

The Company has granted stock options to certain directors, employees and consultants.  Under Canadian GAAP, prior to 2003, no compensation expense was recorded in connection with the granting of stock options.  Under previous US GAAP, the Company accounted for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method in accordance with APB Opinion No. 25.  Stock options granted to non-employees were accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted and under US GAAP has elected to prospectively change its accounting policy to account for all stock options granted in accordance with SFAS 123.  On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”.  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)

Stock-based compensation (continued)

of grant.  As a result, effective January 1, 2003, there is no material difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.

(d)

Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(e)

Flow-through shares

Under Canadian GAAP, future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company in connection with the issuance of flow-through common shares are recorded as a reduction of share capital at the time of renunciation.  Under US GAAP, the cost of the renounced expenditures is recorded as a liability and reduction of share capital on issuance of the flow through shares.  Under Canadian GAAP, the amount of this reduction is measured as the tax effected value of the renounced expenditures while under US GAAP, the amount of this reduction is measured by comparison of the flow-through common share price versus the fair value of the Company’s ordinary common shares.

(f)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. Effective January 1, 2007, the Company adopted new Canadian GAAP accounting standards issued by CICA relating to financial instruments. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements. These new standards substantially harmonize Canadian GAAP with US GAAP with respect to reporting comprehensive income and loss.

(g)

Statements of cash flows

For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.  The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

(h)

Recent accounting pronouncements

In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted.  The adoption of this statement did not have a material effect on the Company’s financial statements.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Recent accounting pronouncements (continued)

In April 2009, FASB issued FSP SFAS 157-4 which provides additional guidance for estimating fair value in accordance with SFAS 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased.  FSP SFAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP SFAS 157-4 requires the disclosure of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The adoption of this statement did not have a material effect on the Company’s financial statements.

In June 2009, FASB issued FAS No. 165 “Subsequent Events” (“FAS 165”).  FAS 165 requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.  An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued.  Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.  Some non recognized subsequent events must be disclosed to keep the financial statements from being misleading.  For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made.  This Statement applies prospective for interim or annual financial periods ending after June 15, 2009.  The adoption of FAS 165 did not have a material effect on the Company’s financial statements.

In June 2009, FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”).  Upon its adoption, the FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative GAAP recognized by FASB to be applied to nongovernment entities.  On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  Following SFAS 168, FASB will not issue new accounting standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts.  SFAS 168 will also modify the existing hierarchy of GAAP to include only two levels – authoritative and non-authoritative.  SFAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, and early adoption is not permitted.  The Company does not believe that the adoption of this standard will have a material effect on its financial statements.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(i)

Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

(i)

Assets

	June 30, 2009	December 31, 2008

Total assets, under Canadian GAAP	$ 52,210,838	$ 62,305,736
Exploration costs – unproven resource properties	(628,018)	(628,018)
Add: Resource properties accumulated depletion under Canadian GAAP	7,585,615	3,635,777
Less: Resource properties accumulated depletion under US GAAP	(8,534,929)	(4,063,107)
Less: Resource properties impairment under US GAAP	(12,395,905)	(12,395,905)

Total assets, under US GAAP	$ 38,237,602	$ 48,854,483

(ii)

Share Capital

	June 30, 2009	December 31, 2008

Total share capital, under Canadian GAAP	$ 67,623,500	$ 64,939,177
Add: flow through issue cost under Canadian GAAP	4,669,883	4,669,883
Less: flow through issue cost under US GAAP	(185,000)	(185,000)

Total share capital, under US GAAP	$ 72,108,383	$ 69,424,060

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(i)

Reconciliation (continued)

(iii)

Deficit

	June 30, 2009	December 31, 2008

Deficit, under Canadian GAAP	$ (29,808,758)	$ (26,578,828)
Add: gain on disposal of uranium properties	5,652,166	5,652,166
Less: exploration costs – unproven resource property expenditures	(6,280,184)	(6,280,184)
Less: flow through share future tax recovery under Canadian GAAP	(4,669,883)	(4,669,883)
Add: flow through share future tax recovery under US GAAP	185,000	185,000
Add: Resource properties depletion under Canadian GAAP	7,585,615	3,635,777
Less: Resource properties depletion under US GAAP	(8,534,929)	(4,063,107)
Less: Resource properties impairment under US GAAP	(12,395,905)	(12,395,905)

Deficit, under US GAAP	$ (48,266,877)	$ (44,514,964)

(iv)

Net loss for the period

	For the six months ended June 30
	2009	2008	2007

Net loss for the period, under Canadian GAAP	$ (3,229,930)	$ (2,700,910)	$ (3,893,387)
Less: flow through share future tax recovery under Canadian GAAP	-	(536,900)	(2,712,540)
Add: flow through share future tax recovery under US GAAP	-	70,000	-
Add: Resource properties depletion under Canadian GAAP	3,949,839	187,335	-
Less: Resource properties depletion under US GAAP	(4,471,822)	(317,576)	-

Net loss for the period, under US GAAP	$ (3,751,913)	$ (3,298,051)	$ (6,605,927)

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(i)

Reconciliation (continued)

The application of US GAAP would have the following effects on reported net loss:

(v)

Reported Net Loss

	For the six months ended June 30
	2009	2008	2007

Net loss for the period, under Canadian GAAP	$ (3,229,930)	$ (2,700,910)	$ (3,893,387)
Adjustments:
Less: flow through share future tax recovery under Canadian GAAP (note 18(e))	-	(536,900)	(2,712,540)
Add: flow through share future tax recovery under US GAAP (note 18(e))	-	70,000	-
Add: Resource properties depletion under Canadian GAAP (note 18(b))	3,949,839	187,335	-
Less: Resource properties depletion under US GAAP 9note 18(b))	(4,471,822)	(317,576)	-

Net loss for the period, under US GAAP	$ (3,751,913)	$ (3,298,051)	$ (6,605,927)
Net loss per share - Basic and Diluted	$ 0.05	$ (0.05)	$ (0.10)

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	74,034,042	70,825,257	64,103,129

(Deficit) retained earnings, beginning of the period, under US GAAP	$ (44,514,964)	$(10,334,076)	$ 19,189,137
Net loss, under US GAAP	(3,751,913)	(3,298,051)	(6,605,927)

(Deficit) retained earnings, end of the period, under US GAAP	$ (48,266,877)	$(13,632,127)	$ 12,583,210

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(i)

Reconciliation (continued)

(vi)

Balance Sheets

June 30, 2009	Canadian GAAP	Unproven Properties (note 18(a))	Depletion and Depreciation and Impairment (note 18(b))	Flow-through Shares (note 18(e))	US GAAP

ASSETS
Current
Cash and cash equivalents	$ 520,941	$ -	$ -	$ -	$ 520,941
Accounts receivable	785,766	-	-	-	785,766
Prepaids and deposits	570,342	-	-	-	570,342
	1,877,049	-	-	-	1,877,049

Equipment, net	102,473	-	-	-	102,473
Uranium properties	681,991	(628,018)	-	-	53,973
Oil and gas properties, net	49,549,325	-	(13,345,218)	-	36,204,107
	$ 52,210,838	$ (628,018)	$ (13,345,218)	$ -	$ 38,237,602

LIABILITIES
Current
Bank line of credit	$ 1,650,000	$ -	$ -	$ -	$ 1,650,000
Accounts payable and accrued liabilities	2,557,241	-	-	-	2,557,241
Deposits for assets sales	162,000	-	-	-	162,000
Loan from related party	900,000	-	-	-	900,000

	5,269,241	-	-	-	5,269,241
Loan from related party	450,000	-	-	-	450,000
Loan from working interest partner	2,070,140				2,070,140
Asset retirement obligations	353,553	-	-	-	353,553
Future income tax liabilities	54,926	-	-	-	54,926
	8,197,860	-	-	-	8,197,860

SHAREHOLDERS’ EQUITY
Share capital	67,623,500	-	-	4,484,883	72,108,383
Contributed surplus	6,198,236	-	-	-	6,198,236
Deficit	(29,808,758)	(628,018)	(13,345,218)	(4,484,883)	(48,266,877)
Accumulated other comprehensive income	-	-	-	-	-
	44,012,978	(628,018)	(13,345,218)	-	30,039,742
	$ 52,210,838	$ (628,018)	$ (13,345,218)	$ -	$ 38,237,602

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(i)

Reconciliation (continued)

(vi)

Balance Sheets

December 31, 2008	Canadian GAAP	Unproven Properties (note 18(a))	Depletion and Depreciation and Impairment (note 18(b))	Flow-through Shares (note 18(e))	US GAAP

ASSETS
Current
Cash and cash equivalents	$ 406,775	$ -	$ -	$ -	$ 406,775
Accounts receivable	782,856	-	-	-	782,856
Advances for oil and gas projects	216,430	-	-	-	216,430
Prepaids and other receivables	269,730	-	-	-	269,730
Unrealized financial instrument gain	107,768	-	-	-	107,768
	1,783,559	-	-	-	1,783,559

Equipment, net	116,584	-	-	-	116,584
Investment in Titan	2,721,875	-	-	-	2,721,875
Uranium properties	696,991	(628,018)	-	-	68,973
Oil and gas properties	56,986,727	-	(12,823,235)	-	44,163,492
	$ 62,305,736	$ (628,018)	$ (12,823,235)	$ -	$ 48,854,483

LIABILITIES
Current
Bank line of credit	$ 5,550,000	$ -	$ -	$ -	$ 5,550,000
Accounts payable and accrued liabilities	3,741,770	-	-	-	3,741,770
Loan from related party	600,000	-	-	-	600,000
Loan from joint-venture partner	4,604,040	-	-	-	4,604,040
	14,495,810	-	-	-	14,495,810
Loan from related party	1,950,000	-	-	-	1,950,000
Asset retirement obligations	363,109	-	-	-	363,109
Future income tax liabilities	1,133,140	-	-	-	1,133,140
	17,942,059	-	-	-	17,942,059

SHAREHOLDERS’ EQUITY
Share capital	64,939,177	-	-	4,484,883	69,424,060
Contributed surplus	5,895,560	-	-	-	5,895,560
Deficit	(26,578,828)	(628,018)	(12,823,235)	(4,484,883)	(44,514,964)
Accumulated other comprehensive income	107,768	-	-	-	107,768
	44,363,677	(628,018)	(12,823,235)	-	30,912,424
	$ 62,305,736	$ (628,018)	$ (12,823,235)	$ -	$ 48,854,483

The application of US GAAP would have no effects on reported cash flows.